October 3, 2023
Via EDGAR
Division of Corporation Finance,
Office of Manufacturing,
Securities and Exchange Commission,
100 F Street N.E.,
Washington, D.C. 20549.

Attention:	Dale Welcome Anne McConnell

Re:	Ermenegildo Zegna N.V. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 6, 2023 File No. 001-41180
Dear Mr. Welcome and Ms. McConnell:
On behalf of our client, Ermenegildo Zegna N.V. (the “Registrant”), we write to respond to the letter, dated September 27, 2023 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced annual report on Form 20-F.
For the Staff’s convenience, the Registrant has reproduced the Staff’s comment made in the Comment Letter below in bold and provided its response below the comment.
Form 20-F for the Fiscal Year Ended December 31, 2022
Non-IFRS Financial Measures, page 90

1.We reviewed your response to prior comment 4; however, it appears to us the non-IFRS adjustment, related to legal costs you incurred to defend a trademark infringement, is not consistent with Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Although the complexity of litigation and the magnitude of legal costs may vary from period to period, based on your business and the nature of the litigation, it continues to appear to us the legal costs are normal, recurring, cash operating expenses necessary to operate your business. In future periods, please do not include non-IFRS adjustments for similar costs.
Response:
The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant’s report for the six months ended June 30, 2023, furnished on a Form 6-K dated September 15, 2023 includes a non-IFRS

U.S. Securities and Exchange Commission
October 3, 2023

adjustment of €649,000 for the six months ended June 30, 2023, representing incremental legal costs relating to the final trial stages of the same trademark litigation. The Registrant advises the Staff that, other than as appropriate in connection with any appeal of the above-mentioned trademark litigation, it will not make non-IFRS adjustments for similar costs it incurs in future periods in connection with similar disputes.
* * * * *

Any questions or comments with respect to the response may be communicated to the undersigned (tel.: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,
/s/ Scott D. Miller
Scott D. Miller

cc:	Gianluca Tagliabue (Chief Financial Officer and Chief Operating Officer)
Delphine Gieux (Group General Counsel)
Ermenegildo Zegna N.V.
Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy